Filed by HEC Holdings, Inc.
Subject Company — General Motors Corporation
and Hughes Electronics Corporation
and Echostar Communications Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Commission File No.: 333-84472

The first two documents that appear below are available on Hughes’ Merger Support website beginning August 14, 2002. The third document is a transcript of a video tape that will be distributed beginning August 14, 2002.

In connection with the proposed transactions, General Motors Corporation (“GM”), HEC Holdings, Inc. (“Hughes Holdings”) and EchoStar Communications Corporation (“EchoStar”) have filed amended preliminary materials with the Securities and Exchange Commission (“SEC”), including a Registration Statement of Hughes Holdings on Form S-4 that contains a consent solicitation statement/information statement/prospectus. These materials are not yet final and will be further amended. Holders of GM $1-2/3 and GM Class H common stock are urged to read the definitive versions of these materials, as well as any other relevant documents filed or that will be filed with the SEC, as they become available, because these documents contain or will contain important information. The preliminary materials, the definitive versions of these materials and other relevant materials (when they become available), and any other documents filed by GM, Hughes Electronics Corporation (“Hughes”), Hughes Holdings or EchoStar with the SEC may be obtained for free at the SEC’s website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM’s solicitation of consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the amended preliminary consent solicitation statement/information statement/prospectus filed with the SEC and the definitive consent solicitation statement/information statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes, Hughes Holdings or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

THE ECHOSTAR/HUGHES MERGER

LOCAL CHANNELS AND COMPETITIVE BROADBAND
FOR ALL CONSUMERS IN TENNESSEE

AUGUST 2002

THE BENEFITS OF THE ECHOSTAR/HUGHES MERGER

February 26, 2002

EchoStar Communications Corporation, Hughes Electronics and General Motors believe that consumers will reap tremendous benefits from the merger of EchoStar and HUGHES. The companies’ two services, DISH Network and DIRECTV®, today each transmit a total of MORE THAN 500 IDENTICAL CHANNELS. Consumers will benefit from the massive increase in Direct Broadcast Satellite (DBS) satellite capacity that will result from the elimination of this DUPLICATIVE PROGRAMMING. Indeed, as a direct result of the completion of this merger, consumers across the continental United States, Alaska and Hawaii will have access to local broadcast channels with digital-quality television picture and CD-quality sound IN EVERY ONE OF THE 210 TELEVISION MARKETS NATIONWIDE AND SPECIFICALLY ALL 8 MARKETS IN TENNESSEE.

Subsequent to the announcement of the merger agreement on October 28, 2001, a series of pre-merger transition meetings between DISH Network and DIRECTV engineers have been held to analyze the technical feasibility of a “Local Channels, All Americans” plan by which the merged company could offer every U.S. consumer access to satellite-delivered local television signals. After an exhaustive examination of each company’s spectrum and satellite assets, the engineers determined that this plan could become a reality. In a satellite application filed yesterday with the Federal Communications Commission, EchoStar and HUGHES detailed a TECHNICALLY AND COMMERCIALLY FEASIBLE PLAN to build, launch and operate spot-beam spacecraft that will serve all 210 Designated Market Areas (“DMAs”) in the United States, including full compliance with must carry requirements.

New set-top boxes and satellite dishes will be deployed that will be capable of receiving satellite signals from multiple orbital positions. The new receiving equipment will be made available FREE OF CHARGE to all existing DIRECTV and DISH Network subscribers who may need it in order to receive their local channels.

     ...CONTINUED

2 THE ECHOSTAR/HUGHES MERGER

...CONTINUED

Consumers across the country will pay the same price for services delivered by the merged DBS service, i.e., ONE NATION, ONE RATE CARD, regardless of a subscriber’s location. Implementation of the plan will begin immediately upon regulatory approval of the merger, and the rollout can be completed within about 24-36 months thereafter.

The merged company also will establish itself as a source of meaningful satellite-based broadband competition to cable modem and DSL offerings, fulfilling the mission to provide affordable high-speed Internet access to all of America, including the most rural areas of the country. The “digital divide” in the United States is real: some 40 million households in the United States do not have access to high-speed Internet and data services, in large part due to the high cost of wiring homes for these services in less densely populated areas.

Combined, EchoStar and HUGHES will create a more robust satellite platform that will liberate these digital “have nots” by serving every household in the nation, including every household in Tennessee, and will have the subscriber base and financial means to move current Ku-band satellite broadband offerings from their status as expensive “niche” services to a more competitive price point for consumers, and then ensure that next-generation Ka-band satellite broadband service becomes a reality for consumers everywhere in the United States.

The combined EchoStar-HUGHES will achieve a new level of vigorous competition to incumbent cable operators, and will not have anticompetitive effects in any market. As this booklet illustrates, the benefits from this merger will allow all consumers in Tennessee to receive their full complement of local channels and national entertainment networks, as well as provide a new source of meaningful satellite-based broadband competition.

###

3 THE ECHOSTAR/HUGHES MERGER

CABLE FRANCHISE AREAS

TENNESSEE

•	Despite the rapid growth of DBS since 1994, cable television clearly remains the dominant provider of multi-channel pay TV services across Tennessee.

•	About 1.4 million of the 2.1 million TV households in Tennessee subscribe to a cable service, which equates to about 66% of all Tennessee households.

4	THE ECHOSTAR/HUGHES MERGER	SOURCE: SKYRESEARCH, FEB. 2002

HOUSEHOLDS WITH ACCESS TO DBS WITH LOCAL CHANNELS

TENNESSEE

•	In Tennessee, only those DBS TV households within the Memphis and Nashville television markets have a fully competitive multi-channel alternative to cable — WITH local channels.

•	Competitive alternatives to cable did not seriously take form until the launch of DIRECTV® in 1994, later joined by DISH Network in 1996.

•	DBS offered more channels and superior picture and sound quality compared to cable, with one notable exception: consumers were not able to receive their local channels via satellite.

•	In 1999, Congress changed the law, allowing satellite carriers to offer local channels. Only at this point did DBS become a viable competitive alternative to cable, at least in the two markets in Tennessee in which DIRECTV and DISH Network began delivering local channels.

5	THE ECHOSTAR/HUGHES MERGER	SOURCE:	NIELSEN MEDIA RESEARCH, SEPT. 2001; SKYRESEARCH, FEB. 2002; ECHOSTAR AND DIRECTV, JAN. 31, 2002

HOUSEHOLDS WITH NO COMPETITIVE ALTERNATIVE TODAY

TENNESSEE

•	As shown by this map, Tennessee TV households outside the Memphis and Nashville television markets do not have a true competitive alternative to cable.

•	Customers who live in markets in which DBS does not provide local channels are forced to either pay additional subscription fees for a basic cable service to receive their local channels, or install an off-air roof-top antenna — and hope for good reception.

•	Neither DIRECTV nor DISH Network have sufficient spectrum, alone, to provide all local channels as well as the national pay cable networks to viewers in every one of the 8 local channel markets in Tennessee.

6	THE ECHOSTAR/HUGHES MERGER	SOURCE:	NIELSEN MEDIA RESEARCH, SEPT. 2001; SKYRESEARCH, FEB. 2002; ECHOSTAR AND DIRECTV, JAN. 31, 2002

TV HOUSEHOLDS WITH COMPETITIVE ALTERNATIVE AFTER MERGER

TENNESSEE

•	DIRECTV and DISH Network engineering teams have developed a system that is TECHNOLOGICALLY FEASIBLE and ECONOMICALLY VIABLE for the merged company to deliver full local broadcast service, in all 210 U.S. television markets, including full compliance with federal must carry provisions.

•	The merger of DIRECTV and DISH Network will enable a fully competitive cable alternative — DBS service with local channels — in EVERY television market across the country, including all 8 markets in Tennessee.

7	THE ECHOSTAR/HUGHES MERGER	SOURCE:	NIELSEN MEDIA RESEARCH, SEPT. 2001; ECHOSTAR, HUGHES, FEB. 2002

WITHOUT MERGER: INEFFICIENT SPECTRUM USE

•	The merger will end the inefficient use of spectrum by eliminating the need for each company to transmit more than 500 channels of duplicative programming.

•	The merger will combine each company’s spectrum and advanced satellite assets, making the plan technically achievable.

•	The merger will combine the companies’ subscriber bases, making service to smaller markets commercially feasible.

8	THE ECHOSTAR/HUGHES MERGER	SOURCE: ECHOSTAR, HUGHES, FEB. 2002

WITH MERGER: SPECTRUM EFFICIENCIES ACHIEVED

TENNESSEE

•	Implementation could begin immediately following merger approval, and the rollout can be completed within about 24-36 months thereafter, allowing delivery of local channels to all 2.1 million TV households in Tennessee.

9	THE ECHOSTAR/HUGHES MERGER	SOURCE:	NIELSEN MEDIA RESEARCH, SEPT. 2001; ECHOSTAR, HUGHES, FEB. 2002

NATIONAL PRICING

•	Consumers across the country will pay the same price for their DBS subscription services, regardless of where they reside. We are one nation, and we will offer one rate card.

•	For example: a resident of Milwaukee will pay the same fee for his or her local channel package as a customer in Cedarville, Ohio; a resident of Burlington, Vermont, will pay the same price for HBO as a customer in Salt Lake City; and a resident of Mountlake Terrace, Washington, will pay the same price for a basic 125-channel programming package as a customer in New York City.

10	THE ECHOSTAR/HUGHES MERGER	SOURCE: ECHOSTAR, HUGHES, FEB. 2002

BROADBAND: THE DIGITAL “HAVE NOTS”

TENNESSEE

•	Another benefit of the EchoStar and HUGHES merger comes in the form of competitively priced high-speed Internet access, and the end of the so-called “digital divide” that exists in the “wired” world today

•	This map clearly shows the areas where households do not have access to DSL or cable modem service — the digital “have nots”.

•	The primary reason for this is simply the expense of rolling out “wired” technologies, such as DSL and cable modem service, to millions of homes, particularly to those beyond the boundaries of urban and suburban markets.

•	Both EchoStar and HUGHES believe many of the “have nots” would be interested in fairly-priced, bundled video and high-speed data services.

11	THE ECHOSTAR/HUGHES MERGER	SOURCE:	THE BUXTON COMPANY, “BROADBAND DEPLOYMENT,” JAN. 2002

MERGER BRIDGES THE BROADBAND “DIGITAL DIVIDE”

TENNESSEE

•	The merger will bridge the digital divide in Tennessee by providing consumers in every community with a competitively priced high-speed “broadband solution” available to them regardless of their location.

•	The efficiencies gained from the merged company’s combined customer base will enable a high-speed Internet service to be offered that is not only price-competitive with existing providers in urban settings, but also a tremendous benefit for rural customers for whom DSL and cable modem service are unlikely to be available for years to come, if ever.

•	The merger will provide the technical and economic infrastructure to convert every household in Tennessee and the country to a digital “have.”

12	THE ECHOSTAR/HUGHES MERGER	SOURCE:	THE BUXTON COMPANY, “BROADBAND DEPLOYMENT,” JAN. 2002

ONE NATION, ONE DISH

•	Bringing all local channels and broadband service to all consumers’ homes is not a simple endeavor. However, the DIRECTV and DISH Network engineering teams have designed a system that enables the receipt of local channels, other entertainment services AND high-speed Internet access using one consumer-friendly mini-dish.

•	An 18 x 22-inch dish will enable the receipt of signals from the merged company’s three orbital slots.

•	New equipment will process signals from existing spacecraft as well as advanced satellites the merged company will launch to deliver the remaining local broadcast channels and high-speed Internet services to consumers in all states.

•	Equipment will be provided to existing DBS customers AT NO CHARGE — including free service call and installation — to receive their new local channels.

13 THE ECHOSTAR/HUGHES MERGER	SOURCE: ECHOSTAR, HUGHES, FEB. 2002

CABLE INDUSTRY REMAINS DOMINANT MULTI-CHANNEL VIDEO PROVIDER

•	Eight years after the introduction of DBS services, 78% of multi-channel video subscribers still receive their programming from a franchised cable operator.

•	Cable operators’ market dominance has been strengthened by their upgrades to digital video and cable modem services.

•	The cable industry’s market dominance is further evidenced by its continual price increases to consumers: 37% on average since 1996.

•	The spectrum constraints which exist today will forever keep a separate DIRECTV and DISH Network at a competitive disadvantage to cable for those consumers who live in markets where local channels are not offered by DBS.

14	THE ECHOSTAR/HUGHES MERGER	SOURCE:	FCC EIGHTH ANNUAL REPORT, “ANNUAL ASSESSMENT OF THE STATUS OF COMPETITION IN THE MARKET FOR THE DELIVERY OF VIDEO PROGRAMMING,” JAN. 14, 2002, PP. 11, 87; ECHOSTAR AND DIRECTV, JAN. 31, 2002; “REPORT ON CABLE INDUSTRY PRICES,” FEDERAL COMMUNICATIONS COMMISSION, FEB. 14, 2001, P. 9, AND DEC. 15, 1997, P. 7

LOCAL CHANNELS AND BROADBAND FOR ALL AMERICANS

•	The merger of spectrum at the three orbital slots eliminates these disadvantages through the addition of an enhanced satellite infrastructure that will enable delivery of local channels in EVERY one of the 210 television markets across the country.

•	The merger of EchoStar and HUGHES ensures that prices for video AND data services will be the same throughout the country, whether the market is rural or urban/suburban: “one nation, one rate card.”

•	The merged company will bridge the “digital divide” by moving satellite high-speed Internet access from its current high-priced niche to being price-competitive with existing providers — a tremendous benefit for rural customers where DSL and cable modem service are unlikely to be available for years to come.

•	The EchoStar and HUGHES merger merits broad scale support for the clear and definitive benefits it will bring the residents of Tennessee and all Americans.

15 THE ECHOSTAR/HUGHES MERGER	FCC EIGHTH ANNUAL REPORT, “ANNUAL ASSESSMENT OF THE STATUS OF COMPETITION IN THE MARKET FOR THE DELIVERY OF VIDEO PROGRAMMING,” JAN. 14, 2002, PP. 11, 87; ECHOSTAR AND DIRECTV, JAN. 31, 2002

THE ECHOSTAR/HUGHES MERGER

•	Local Channels, All Americans
•	One Nation, One Rate Card
•	Eliminates the “Digital Divide”

TRUE COMPETITION FOR 107 MILLION HOUSEHOLDS

16 THE ECHOSTAR/HUGHES MERGER

SEC LEGEND

In connection with the proposed transactions, General Motors Corporation (“GM”), HEC Holdings, Inc. (“Hughes Holdings”) and EchoStar Communications Corporation (“EchoStar”) have filed amended preliminary materials with the Securities and Exchange Commission (“SEC”), including a Registration Statement of Hughes Holdings on Form S-4 that contains a consent solicitation statement/information statement/prospectus. These materials are not yet final and will be further amended. Holders of GM $1-2/3 and GM Class H common stock are urged to read the definitive versions of these materials, as well as any other relevant documents filed or that will be filed with the SEC, as they become available, because these documents contain or will contain important information. The preliminary materials, the definitive versions of these materials and other relevant materials (when they become available), and any other documents filed by GM, Hughes Electronics Corporation (“Hughes”), Hughes Holdings or EchoStar with the SEC may be obtained for free at the SEC’s website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM’s solicitation of consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the amended preliminary consent solicitation statement/information statement/prospectus filed with the SEC and the definitive consent solicitation statement/information statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes, Hughes Holdings or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

17 THE ECHOSTAR/HUGHES MERGER

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Merger Benefits

EchoStar Communications, Hughes Electronics and General Motors believe that consumers will reap tremendous benefits from the merger of the businesses of EchoStar and HUGHES. The companies’ two multi-channel television entertainment services, DIRECTV and DISH Network, today each transmit a total of more than 500 identical channels. Consumers will benefit from the massive increase in Direct Broadcast Satellite (DBS) capacity that will result from the elimination of this duplicative programming. Indeed, as a direct result of the completion of this merger, consumers across the contiguous United States, Alaska and Hawaii will have access to local broadcast channels with digital-quality television picture and near CD-quality sound in every one of the 210 television markets across the country.

Local Channels, All Americans

Consumers want access to the local news, weather, and sports offered by their local TV stations. In more than three-quarters of the U.S. local television markets today, local television stations are not available through any satellite provider. The proposed merger of the businesses of HUGHES and EchoStar will change that.

Subsequent to the announcement of the merger agreement on October 28, 2001, DIRECTV and DISH Network engineers held a series of pre-merger transition meetings to analyze the technical and economic feasibility of a “Local Channels, All Americans” plan by which the merged company could offer every U.S. consumer access to satellite-delivered local television signals. After an exhaustive examination of each company’s spectrum and satellite assets, the engineers determined that this plan could become a reality. In a satellite application filed February 25, 2002 with the Federal Communications Commission, EchoStar and HUGHES detailed a technically and commercially feasible plan to build, launch and operate a new spot-beam satellite. Combined with four existing and under construction EchoStar and DIRECTV spot-beam satellites and spectrum efficiencies achieved by combining frequencies from three of the companies’ orbital locations, the new satellite will allow the new company to broadcast local channels in all 210 Designated Market Areas in the United States, including full compliance with must carry requirements.

New set-top boxes and satellite dishes will be deployed that will be capable of receiving satellite signals from multiple orbital positions. EchoStar has agreed that the new receiving equipment will be made available free of charge to all existing DIRECTV and DISH Network customers who may need it in order to receive their local channels.

Consumers across the country will pay the same price for services delivered by the merged DBS service, i.e., one nation, one rate card, regardless of a subscriber’s location. Implementation of the plan will begin immediately upon regulatory approval of the merger, and the rollout is expected to be completed within about 24-36 months.

Bridging the “Digital Divide”

The merged company also will potentially establish itself as a source of meaningful satellite-based broadband competition, fulfilling the mission to provide affordable high-speed Internet access to all of America, including the most rural areas of the country. The “digital divide” in the United States is real: some 40 million households in the United States do not have access to high-speed Internet and data services, in large part due to the high cost of wiring homes for these services in less densely populated areas.

Combined, EchoStar and HUGHES potentially will be in a position to create a more robust satellite platform that will liberate these digital “have nots” by being able to serve every household in the country. Efficiencies from the combined companies will provide the subscriber base and financial means to move current satellite broadband offerings from their status as expensive “niche” services to a more competitive price point for consumers.

The combined EchoStar-HUGHES will achieve a new level of vigorous competition to incumbent cable operators, and will not have anticompetitive effects in any market. The benefits from this merger will allow all Americans to receive their full complement of local channels and national entertainment networks, as well as provide a new source of meaningful satellite-based broadband competition.

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Studio Anchor on-camera	STUDIO ANCHOR O/C: TODAY, NEARLY 40 MILLION HOMES CAN NOT RECEIVE LOCAL TV PROGRAMMING VIA DBS, OR DIRECT BROADCAST SATELLITE TELEVISION. WELL, THE WONDERFUL WORLD OF TELEVISION MIGHT BE EXPANDING ITS UNIVERSE — AS SOON AS THE FEDERAL GOVERNMENT APPROVES IT. MARIANNE SCHWAB REPORTS...

VIDEO	TIME	AUDIO

1. INT. — People/Family watching local TV (2) 2. EXT — DBS installation 3. EXT — Rural Homes (2) 4. INT. — Person watching local news program	REPORTER V/O: WATCHING TELEVISION IS EASILY ONE OF THE GREAT AMERICAN PASTIMES AND UNTIL DBS WAS INTRODUCED, CABLE WAS THE ONLY OPTION FOR MULTI- CHANNEL PROGRAMMING. THE ONLY CATCH IS, NEARLY 40 MILLION HOMES AND THOUSANDS OF COMMUNITIES CAN’T GET THEIR LOCAL TV STATIONS VIA SATELLITE. THAT ALL MAY CHANGE REAL SOON.

5. EXT. -ECHOSTAR Dish Network Home Satellite Dish 6. EXT.- DIRECTV buildings 7. EXT. — Rocket launch 8. GRAPHIC — Satellite Animation	REPORTER V/O: EARLIER THIS YEAR, ECHOSTAR COMMUNICATIONS AND HUGHES ELECTRONICS, PARENT COMPANIES OF THE DISH NETWORK AND DIRECTV DBS SERVICES, WHICH ANNOUNCED A PROPOSED MERGER LATE LAST YEAR, ANNOUNCED THEY FILED AN APPLICATION WITH THE FEDERAL COMMUNICATIONS COMMISSION TO LAUNCH AND OPERATE A NEW SATELLITE.

9. Spokesperson on-camera SUPER: Jack Shaw, President, CEO, Hughes Electronics 10. GRAPHIC — US Map: Future- 210 Local Markets 11. DISSOLVE TO: GRAPHIC U.S. Map - Current- 47 Local Markets		SHAW O/C: “This proposal is new from the standpoint that we are going to be able to provide local channels to all 210 television markets in the United States.
12. EXT. Rocket launch control center
13. EXT. Rocket launch sequence
14. Satellite - Animation
15. EXT. Homes in rural location
16. INT. Man working on internet/PC laptop
17. GRAPHIC: U.S. Map “Broadband: The
      digital “Haves” (67 Million Households)
18. DISSOLVE TO: GRAPHIC: U.S. Map
      Merger Bridges the “Digital Divide” (107
Million Households)	REPORTER V/O: THE NEW SATELLITE WILL WORK IN CONCERT WITH FOUR OTHER DIRECTV AND ECHOSTAR SPACECRAFT IN THREE ORBITAL SLOTS. THIS, COMBINED WITH EFFICIENCIES GAINED THROUGH THE MERGER, WILL MAKE IT POSSIBLE TO DELIVER LOCAL CHANNELS TO EVERY HOUSEHOLD IN EVERY TELEVISION MARKET IN THE COUNTRY, INCLUDING RURAL AND UNDER-SERVED AREAS. THE COMBINED COMPANY WILL ALSO BRIDGE THE PROVERBIAL DIGITAL DIVIDE BY OFFERING AFFORDABLE HIGH-SPEED SATELLITE INTERNET ACCESS TO PEOPLE IN EVERY MARKET IN THE COUNTRY.

19. Spokesperson on-camera SUPER: Charles Ergen, Chairman, CEO, EchoStar		ERGEN O/C: “We realize that unless we combine our subscriber bases, we can never ever effectively offer broadband services to rural America.”

20. EXT. Rural landscape 21. EXT. Man working in garden at rural home 22. INT. Man on DSL internet connection at iMac	REPORTER V/O: PEOPLE LIVING IN RURAL AREAS, WHO DO NOT NOW HAVE ACCESS TO DSL AND CABLE MODEMS, WILL SOON HAVE ACCESS TO HIGH-SPEED INTERNET SERVICE VIA SATELLITE AND AT AFFORDABLE RATES.
23. INT. CU on mouse
24. EXT. Building exterior pan to Satellite
      Dish
25. INT. Merger Conference
26. EXT. DIRECT TV Satellite Dish
27. EXT. Rocket launch
28. GRAPHIC — Satellite launch animation
29. GRAPHIC - satellite in space animation	REPORTER V/O: THE DELIVERY OF LOCAL CHANNELS IN THE 210 MARKETS IS CONTINGENT UPON THE PROPOSED HUGHES-ECHOSTAR MERGER RECEIVING APPROVALS FROM THE FEDERAL COMMUNICATIONS COMMISSION AND THE DEPARTMENT OF JUSTICE, AS WELL AS THE SUCCESSFUL LAUNCH OF THE NEW SPOT-BEAM SATELLITE.
30. Spokesperson on-camera SUPER: Eddy Hartenstein, Chairman, CEO, DIRECTV	HARTENSTEIN O/C: — “Together HUGHES and EchoStar will have the spectrum and the technical prowess to deliver ubiquitous broadband services for customers for both nationwide and enterprise customers worldwide.”

31. INT. Merger Conference 32. EXT. Rural home 33. EXT. Dish Network Satellite 34. INT. Pan family watching TV	REPORTER V/O: ONLY IF THIS PROPOSED MERGER IS APPROVED, WILL HOUSEHOLDS IN SMALL AND RURAL TELEVISION MARKETS IN EVERY STATE FINALLY HAVE A COMPETITIVE ALTERNATIVE TO CABLE OPERATORS WHO HAVE HAD VIRTUAL LOCAL MONOPOLIES ON SERVICE. THIS IS MARIANNE SCHWAB.

B-ROLL (4:02) ADDITIONAL SOUNDBITES

1. Spokesperson on-camera SUPER: Jack Shaw, President, CEO, Hughes Electronics	SHAW O/C: “This proposal is new from the standpoint that we are going to be able to provide local channels to all 210 television markets in the United States.
So that for the first time, people in rural communities won’t be disadvantaged relative to their counterparts in metropolitan cities.”
2. Spokesperson on-camera SUPER: Charles Ergen, Chairman, CEO, EchoStar	ERGEN O/C: “We realize that unless we combine our subscriber bases, we can never ever effectively offer broadband services to rural America. And we say, ‘Why should people in rural America not have the same broadband service that people have where there’s a cable or phone company?’.”

3. Spokesperson on-camera SUPER: Eddy Hartenstein, Chairman, CEO, DIRECTV	HARTENSTEIN O/C: “Together DIRECTV and Dish Network have over 16 million customers and today represent one out of every six households in the United States. And together have an unprecedented technological set of resources for interactive services over the television, high definition television and personal video recording capabilities. Together Hughes HUGHES and EchoStar will have the spectrum and the technical prowess to deliver ubiquitous broadband services for customers both nationwide and enterprise customers worldwide.”

ADDITIONAL B-ROLL
1. GRAPHIC Of U.S. Map Current- 47 Local Markets
2. GRAPHIC — US Map Future- 210 Local Markets
3. GRAPHIC: U.S. Map “Broadband: The digital “Haves” (67 Million Households)
4. GRAPHIC: U.S. Map Merger Bridges the “Digital Divide” (107 Million Households)
5. Push from WS — house with Dish Network
6. Pan from rocks to house
7. Pull from house CU to WS with fence
8. CU little boy eating cookie
9. OTS boy watching TV
10. OTS family watching TV

DISH Network is a trademark of EchoStar Communications Corporation. DISH Network is EchoStar’s state-of-the-art direct broadcast satellite TV system that is capable of offering over 500 channels of digital video and CD-quality audio programming, as well as advanced satellite TV receiver hardware and installation. EchoStar is included in the Nasdaq-100 Index (NDX). DISH Network currently serves over 6.43 million customers. For more information, contact 1-800/333-DISH (3474) or visit www.dishnetwork.com.

DIRECTV is the nation’s leading digital satellite television service provider with more than 10.7 million customers. DIRECTV and the Cyclone Design logo are registered trademarks of DIRECTV, Inc., a unit of Hughes Electronics Corporation. HUGHES is the world’s leading provider of digital television entertainment, broadband services, satellite-based private business networks, and global video and data broadcasting. The earnings of HUGHES, a unit of General Motors Corporation, are used to calculate the earnings per share attributable to the General Motors Class H common stock (NYSE: GMH). Visit DIRECTV on the World Wide Web at www.DIRECTV.com.

In connection with the proposed transactions, General Motors Corporation (“GM”), HEC Holdings, Inc. (“Hughes Holdings”) and EchoStar Communications Corporation (“EchoStar”) have filed amended preliminary materials with the Securities and Exchange Commission (“SEC”), including a Registration Statement of Hughes Holdings on Form S-4 that contains a consent solicitation statement/information statement/prospectus. These materials are not yet final and will be further amended. Holders of GM $1-2/3 and GM Class H common stock are urged to read the definitive versions of these materials, as well as any other relevant documents filed or that will be filed with the SEC, as they become available, because these documents contain or will contain important information. The preliminary materials, the definitive versions of these materials and other relevant materials (when they become available), and any other documents filed by GM, Hughes Electronics Corporation (“Hughes”), Hughes Holdings or EchoStar with the SEC may be obtained for free at the SEC’s website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM’s solicitation of consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the amended preliminary consent solicitation statement/information statement/prospectus filed with the SEC and the definitive consent solicitation statement/information statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes, Hughes Holdings or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.